

Offering Statement for Wireless electrical Grids of Local Area Networks, eNERGY Inc. ("eNERGY Inc.")

WiGL eNERGY, Inc. ("eNERGY, Inc.," the "Company," "we," or "us"), a Delaware Corporation incorporated on January 17, 2024, is holding the following offering:

Up to $999,999.90 in Common Stock at $0.15 per share with a minimum target amount of $9,999.90.

Offering Minimum: $9,999.90 | 66,666 shares of Common Stock
Offering Maximum: $999,999.90 | 6,666,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.15 per Share
Minimum Investment Amount (per investor): $249.90

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $249.90. The Company must reach its Target Offering Amount of $9,9999.90 by April 30, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.90 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Bonuses:

Time-Based Incentives (<u>Discount applied at time of investing</u>):

Prior Investors, Friends and Family Early Bird Bonus: Invest within the first 7 days after the campaign launches and receive a 15% discount on the share price.

Super Early Bird Bonus: Invest within the first two-weeks after the campaign launches and receive a 12.5% discount on the share price.

Early Bird Bonus: Invest within the first three-weeks after the campaign launches and receive a 10% discount on the share price.

Amount-Based Incentives (Bonus shares to be issued by the issuer <u>after the raise has completed</u>):

Invest $500+: Level I – eNERGY Bronze

Become part of the eNERGY Investors Club* + Exclusive eNERGY Hat* + 3% bonus shares*

Invest $1,000+: Level II – eNERGY Silver

Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY Hat* + 5% bonus shares*

Invest $2,500+: Level III – eNERGY Gold

Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY Shirt* + eNERGY Hat* + 10% bonus shares*

Invest $5,000+: Level IV – eNERGY Platinum

Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY Shirt* + eNERGY Hat* + 15% bonus shares* + exclusive early access to eNERGY enabled products*

Invest $50,000+: Executive Level – eNERGY Angel

Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY "Angels" Shirt* + eNERGY Hat* + 30% bonus shares* + exclusive early access to eNERGY enabled products*

*All perks occur when the offering is completed.

**Investors can only receive one (1) time-based incentive and one (1) amount-based incentive per investment.

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

****Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION

OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://wi-gl.com/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

Issuer Information

WiGL eNERGY, Inc.

1919 Commerce Drive, Suite #120, Hampton, VA 23666

Eligibility

The following are true for eNERGY, Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

Dr. Ahmad Glover | Founding Advisor | January 17, 2024 – Present

Dr. Glover's primary position is with WiGL Inc.

Employee Background

Dr. Glover serves as the President and founder of WiGL Inc and interim CEO. He is the CEO of Glover 38th St Holdings, LLC since April 2012. Dr. Glover has successfully directed and managed large-scale energy transfer programs for the U.S. military since 1988 until present. He served as a strategic technical advisor for the Federal Aviation Administration, numerous municipal governments, and private industry companies. Dr. Glover served 23 years in the U.S. Air Force, from 1988 to 2011 where he led high-tech acquisitions programs overseeing multi-billion-dollar space and special operations programs. He successfully helped create numerous start-ups and spin off for the Air Force. After retirement, he successfully positioned companies such as CPS Professional Services for acquisition in 2014.

3-Year Work History

WiGL Inc. | Founder, CEO and Director | February 26, 2020 – Present (Primary Position)

eNERGY, Inc. | Founding Advisor | January 17, 2024 - Present

G38 Consulting, LLC | President | May 2014 – Present

G360 | Advisor | January 2023 – Present

Employee Name and Title

Dave Noah | CEO and CFO | June 2023 – Present

Mr. Noah's primary position is with the Issuer.

Employee Background

Mr. Noah has served as CEO and CFO for eNERGY Division since June 2023. He is also currently the President and CEO of at Lean Industries a role he has held since August 2020.

From September 2019 until August 2020 Mr. Noah served as Vice President of Operations at Lean Industries. From August 2013 until August 2019 Mr. Noah served as Program director at the United States Air Force. During this period of time at the United States Air Form he was the Director of Combat Operations and Warfighter Research Programs for FastJet (Fighter) initiatives within the Air Force Research Laboratory.

3-Year Work History

Lean Industries, Inc. | CEO | August 2019 – March 2022

WiGL, Inc. | Advisor to WiGL Inc. | May 2018 – Present

eNERGY, Inc. | CEO and CFO | June 2023 – Present (Primary Position)

The following individuals (or entities) represent the Company as Key Employees:

<u>Employee Name and Title</u>

Marie Wise | Vice President and Chief Innovation Officer | January 17, 2024 – Present

Mrs. Wise's primary position is with WiGL Inc.

Employee Background

Mrs. Wise serves as the lead business development officer since April 2020. As director, Mrs. Wise has 20+ years of experience in Business Development for the Semiconductor Industry from April 2002 starting with Fujikin of America to April 2018 with Materion Corporation. Mrs. Wise assisted in the development of the strategic plan and knows how to identify new development opportunities and implement innovative growth- related initiatives.

3-Year Work History

WiGL Inc. | Chief Innovation Officer and Partnerships | April 2020 – Present (Primary Position)

eNERGY, Inc. | Vice President | January 17, 2024 - Present

LVB Consulting | Business Development Director | April 2018 – Present

<u>Employee Name and Title</u>

Al Anderson | CTO | January 17, 2024 – Present

Mr. Anderson's primary position is with ESM Automation LLC.

Employee Background

Mr. Anderson has served as Chief Technology Officer of the eNERGY Division since June 2023. He is the Co-Inventor of eNERGY. Since October 1997 he has been self-employed as an engineering specialist with a focus on the oil, gas and refinery industries. Mr. Anderson holds over 15 patents in energy and consumer products.

3-Year Work History

WiGL Inc.| Advisor to WiGL Inc. | June 2023 – Present (1-Year Extendable)

eNERGY, Inc. | CTO | January 17, 2024 - Present

ESM Automation LLC. Engineering Consultant service | CEO | April 2020-Present (Primary Position)

eNERGY, Inc. |Senior Director of Technology/Co-Founder | January 2022-Present

Principal Security Holders

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

Dr. Ahmad Glover

Securities

24,000,000

Security Class

Common Stock

Voting Power

24.00%

Principal Security Holder Name

The Dr. Ahmad Glover Revocable Living Trust

Securities

70,000,000

Security Class

Common Stock

Voting Power

70%

*The "Voting Power" includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership.

Business and Anticipated Business Plan

Business of the issuer and the anticipated business plan

Background
eNERGY Inc ("eNERGY Inc") is revolutionizing how we Create and Store renewable electrical power with groundbreaking technologies designed to meet both every day and disaster response needs. Building on innovations developed for the Department of Defense (DoD), eNERGY offers a range of products that generate and store electrical power using a simple yet effective solutions like:
1. Salt and water.
2. Solar
3. Motion

These innovative devices are engineered for rapid deployment and reliable performance, making them indispensable in a variety of scenarios—from outdoor adventures and off-grid living to emergency situations and power outages.

How eNERGY Creates & Stores Power:
eNERGY transforms the way power is created by utilizing its patented technologies to generate and store electrical energy efficiently. By harnessing the simplicity of salt + water chemical reactions, solar power and/or motion as energy, eNERGY devices provide a reliable source of power without the need for traditional electrical infrastructure (read as when the Power Grid is down). These cutting-edge approaches allow eNERGY products, such as portable water bottles and robust power generation, to deliver power on-demand in a variety of settings—from remote camping trips to real-world emergency situations.

Problem:
Limited Battery Technologies can't keep up with IoT
The planet's weather is changing. Internet of Things (IoT) devices now operate 24/7, mainly operated by batteries. And when those batteries die, life is interrupted. And in worst chase scenerios…people die!

The latest innovations in battery technology has limited autonomy, long charge-times, high costs, harsh environmental impact and risks of accidents. All of these issues can restrain electrical power and potential to fully implement IoT into our lives. So here's the main question: **What do you use for electrical power when the grid goes down; due to storms, conflict, cyberattack or other reasons?**

Solution:
Revolutionizing how we power our future
eNERGY addresses the critical challenge of limited battery technologies that struggle to keep pace with the growing demands of IoT devices. eNERGY's innovative approaches overcome these limitations by leveraging renewable eNERGY solutions from, high-performance energy sources. The technology enables devices to recharge efficiently without relying on conventional power grids or frequent battery replacements. By integrating these solutions into portable and stationary formats, such as the 6V eNERGY Water Bottle and 12V Modulare case, the company ensures that users have access to a dependable power source whenever and wherever it is needed.

Business Plan:
B2C & B2B Licensing model
We plan to generate revenue through the several pillars:
1. Direct equipment sales range from $10 to $2,500. eNERGY also plans to sell other products like smart clothing, eNERGY Swag, eNERGY drinks and other promotional novelties.
2. Patent licensing integrates eNERGY into chargeable products with non-exclusive models. Like our hardware approach, the goal is to offer eNERGY's intellectual property (IP) at a very low introductory price to aid in our long-term strategy of name dominance for renewable off-grid power.

Risk Factors

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The Company has a limited operating history upon which you can evaluate its performance, and has not yet generated profits. Accordingly, the Company's prospects must be considered in light of the risks that any new Company encounters. WiGL eNERGY, Inc. was incorporated under the laws of the State of Delaware on January 17, 2024. The Company has not yet generated sustained profits. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its technology and products. The Company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. The Company will only be able to pay dividends on any shares once its directors determine that it is financially able to do so. WiGL eNERGY, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that the Company will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth Company.

The Company anticipates sustaining continued operating losses. It is anticipated that the Company will continue to sustain operating losses. eNERGY's ability to become profitable depends on success in licensing and selling of products. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the Company is successful. Furthermore, the Company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that the Company will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

The Company's business projections are only projections. There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that the Company will able to provide the service at a level that allows it to make a profit and still attract business.

If the Company cannot raise sufficient funds, it will not succeed. eNERGY is offering Common Stock in the amount of 6,666,666 shares and up to $999,999.90 in this offering on a best-efforts basis and may not raise the complete amount. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise a substantially lesser amount than the Maximum Raise, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Future fundraising may affect the rights of investors. In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The Company faces significant market competition. The Company competes with larger, established companies who currently have products technologies on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than eNERGY. They may succeed in developing and marketing competing equivalent products earlier than eNERGY, or superior products than those developed by the Company. There can be no assurance that competitors will render the Company's technology or products obsolete or that the products developed by the Company will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Any valuation at this stage is difficult to assess. The valuation for this offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Company's Financial Statements include a Going Concern Disclosure. The Company's financial statements were prepared on a "going concern" basis. Certain matters, as described in the accompanying financial statements, indicate there may be substantial doubt about the Company's ability to continue as a going concern.

We may never have an operational product or service. It is possible that there may never be operational eNERGY enabled devices or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties. We are currently in the research and development stage and have only manufactured a prototype for our eNERGY enabled devices. Delays or cost overruns in the development of our eNERGY enabled devices and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

A finding by the US. Air Force that we no longer qualify to receive SBIR awards could adversely affect our business. Going forward, we believe that SBIR contracts will be a significant portion of our total revenues for the foreseeable future until consumer adoption of our technology occurs. In order to qualified for SBIR contracts and grants, we must meet certain size and ownership eligibility criteria. These eligibility criteria are applied as of the time of the award of a contract or grant. A Company can be declared ineligible for a contract award as a result of a size challenge filed with the US. Air Force by a competitor or a federal agency. If we were to lose eligibility for SBIR contracts and grants, our planned operations could be adversely affected.

Our new product could fail to achieve the sales projections we expected. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

You are trusting that management will make the best decision for the Company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Management discretion as to use of proceeds. The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described in "Use of Proceeds" is an estimate based on the Company's current business plan. The Company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and it will have broad discretion in doing so.

The loss of one or more of our key personnel or our failure to attract and retain other highly qualified personnel in the future could harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company relies on third parties to provide services essential to the success of its business. The Company relies on third parties to provide a variety of essential business functions for it, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the Company will experience delays, defects, errors, or other problems with their work that will materially impact its operations and it may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect the Company's business. As a result, your investment could be adversely impacted by the Company's reliance on third parties and their performance.

The Company's ability to sell its product or service is dependent on outside government regulation which can be subject to change at any time. The Company's ability to sell product is dependent on the outside government regulation such as the FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company may not be able to protect its intellectual property. Trademark and copyright litigation have become extremely expensive. Even if the Company believes that a competitor is infringing on one or more of its trademarks or copyrights, the Company might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because it believes that the cost of enforcing its trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce its trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening the Company's attempts to prevent competitors from entering the market. As a result, if the Company is unable to enforce its trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We have pending patent approval's that might be vulnerable. One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The Company's success will depend on its ability to secure additional patent protection for its core technologies and be able to enforce those patents. Some patent applications that are pending may not result in issued patents. If any patent application results in an issued patent, that patent may later be invalidated or held unenforceable as patent law changes. Further, the outsourcing of the manufacture of the Company's product may result in the unauthorized exposure of the intellectual property of the Company.

The Company's trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the Company's intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the Company's trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if the trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The Company is vulnerable to hackers and cyber-attacks. As a wireless energy -based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption of enabled devices or in its systems could reduce the attractiveness of eNERGY enabled devices and result in a loss of investors and companies interested in using our devices. Further, we rely on a third-party technology provider to provide some of our technology. Any disruptions of services or cyber-attacks either on our technology provider or on eNERGY Inc. could harm our reputation and materially negatively impact our financial condition and business.

We may not be able to sufficiently manage our services and customers and therefore monetize our services. We may not be able to sell sufficient licenses and in such event, we may be unable to meet our capital requirements or revenue goals. Licensing-based services come with inherent risks. Specifically, customer churn, market saturation, competitive pressure, technology risk, payment processing issues, customer acquisition costs, content or service quality and subscription fatigue.

- Customer Churn refers to the rate at which customers cancel or do not renew their subscriptions. High churn rates can impact revenue and profitability. Understanding and managing the factors that contribute to churn is crucial for the sustainability of the service.

- When the market becomes saturated, acquiring new customers becomes challenging. If the service reaches a point where most potential customers are already in exclusive licenses, growth may slow down. This emphasizes the need for diversification or the introduction of new features to attract a broader audience.

- Insufficient or declining quality of content or services. If licensees perceive a decrease in the value of the service, it may lead to increased churn. Continuous investment in maintaining or improving service quality is essential.

- Consumers may become overwhelmed by numerous services. License fatigue can lead to customers cutting back on or prioritizing essential services, affecting the service's growth.

Risks related to forum selection and jury waivers

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Virginia, regardless of convenience or cost to you, the investor. As part of this investment, each investor will be required to agree to the terms of the subscription agreement included as Exhibit 4.1 to the Offering Statement of which this Offering Circular is part (the "Subscription Agreement"). In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Virginia, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Virginia law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favourable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favourable outcomes to the plaintiff(s) in any action under the Subscription Agreement. Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the Agreement, including any claims made under the federal securities laws. By signing the Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If the Company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the Company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the Company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Virginia, which governs the agreement, by a federal or state court in the State of Virginia. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. The Company believes that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against the Company in connection with matters arising under the Subscription Agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

Irregular Use of Proceeds: The Company may incur Irregular Use of Proceeds that include but are not limited to the following:

- o Vendor payments in excess of $10,000.
- o Salary payments in excess of $10,000 made to the CEO, a friend or relative.
- o Travel and Entertainment payments in excess of $10,000.
- o Intercompany debt or back payments in excess of $10,000.
- o Administrative Expenses in any amount may not be strictly for administrative purposes.

The Offering

Minimum Amount of the Securities Offered	66,666
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	100,066,666
Maximum Amount of the Securities Offered	6,666,666
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	106,666,666
Price Per Security	$0.15
Minimum Individual Purchase Amount	$249.90
Offering Deadline	April 30, 2025
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

eNERGY, Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.5% of the value of the securities sold through Regulation CF. The issuer is also responsible for reimbursing PicMii for the cost associated with escrow, payments and bad actor check costs. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $9,999.90 and $999,999.90 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $9,999.90, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $9,999.90, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

Offering Purpose:
If the maximum offering amount is raised, our anticipated use of proceeds is as follows below in the "Use of Proceeds" section.

Use of Proceeds:

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Offering Expenses	4.5%	$450.00	4.5%	$44,999.99
Research & Development	11.0%	$1,099.99	11.0%	$109,999.99
General & Administrative	60.0%	$9,999.94	60.0%	$599,999.94
Sales & Marketing	22.0%	$2,199.98	22.0%	$219,999.98
Working Capital Reserves	2.5%	$250	2.5%	$25,000
Total	100%	$9,999.90	100%	$999,999.90

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

**During the course of the offering, the Company may issue Bonus Shares. The issuance of Bonus Shares does not affect the potential proceeds that may be received by the Company.

How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent. The anticipated transfer agent for this offering will be StartEngine Secure LLC.

How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Up to $999,999.90 in Common Stock at $0.15 per share with a minimum target amount of $9,999.90.

Offering Minimum: $9,999.90 | 66,666 shares of Common Stock
Offering Maximum: $999,999.90 | 6,666,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.15 per Share
Minimum Investment Amount (per investor): $249.90

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $249.90. The Company must reach its Target Offering Amount of $9,9999.90 by April 30, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.90 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Bonuses:

Time-Based Incentives (<u>Discount applied at time of investing</u>):

Prior Investors, Friends and Family Early Bird Bonus: Invest within the first 7 days after the campaign launches and receive a 15% discount on the share price.

Super Early Bird Bonus: Invest within the first two-weeks after the campaign launches and receive a 12.5% discount on the share price.

Early Bird Bonus: Invest within the first three-weeks after the campaign launches and receive a 10% discount on the share price.

Amount-Based Incentives (Bonus shares to be issued by the issuer <u>after the raise has completed</u>):

Invest $500+: Level I – eNERGY Bronze

Become part of the eNERGY Investors Club* + Exclusive eNERGY Hat* + 3% bonus shares*

Invest $1,000+: Level II – eNERGY Silver

Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY Hat* + 5% bonus shares*

Invest $2,500+: Level III – eNERGY Gold

Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY Shirt* + eNERGY Hat* + 10% bonus shares*

Invest $5,000+: Level IV – eNERGY Platinum

Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY Shirt* + eNERGY Hat* + 15% bonus shares* + exclusive early access to eNERGY enabled products*

Invest $50,000+: Executive Level – eNERGY Angel

Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY "Angels" Shirt* + eNERGY Hat* + 30% bonus shares* + exclusive early access to eNERGY enabled products*

*All perks occur when the offering is completed.

**Investors can only receive one (1) time-based incentive and one (1) amount-based incentive per investment.

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

****Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

Common Stock in the Company do have voting rights, however in the subscription agreement, the Investor is giving their voting rights back to the CEO through proxy. Therefore, the Investor should understand that they are not entitled to vote as a result of the execution of the subscription agreement and the purchase of securities in the Company:

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or

the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. Material terms of any outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common Stock	120,000,000	100,000,000	N/A	N/A	Yes

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The only difference between the securities being offered and others held is that the securities being offered have voting rights delegated to the Chief Executive Officer by proxy.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The issuer is raising this Regulation Crowdfunding round at a $15,000,000 pre-money valuation.

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or

Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

Material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
WiGL Inc.	$1,094,917	0%	N/A

24. What other exempt offerings has the Company conducted within the past three years?

The company has conducted no additional offerings within the previous three years.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

Pre-inception date through to December 31, 2023 and for the period of January 1, 2024 through January 17, 2024, the Company incurred $1,040,853 and $55,064, respectively, in expenses. These expenses were paid by the Company's predecessor WiGL Inc. and are accrued on the balance sheet as related party payable.

The related party payable is payable on demand and is non-interest bearing.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

eNERGY inc., is a spinoff of WiGL Inc. By partnering with pioneers in the innovative energy industries, Wireless Electrical Grids of Local Area Networks, WiGL Inc. has emerged as the umbrella technology creating, wirelessly transmitting and storing the next generation of electrical power. WiGL, (pronounced "wiggle"), is transitioning new technologies developed for the Department of Defense (DoD) to commercial markets.

WiGL is on a mission to reimagine how the world uses energy to recharge the Internet of Things ("IoT").

eNERGY Inc is rethinking how electrical power is created. Using emerging eNERGY Inc. technologies, eNERGY Inc. is creating a family of products that create, wirelessly transmit and/or store electrical power to recharge IoT devices. From hand-held eNERGY saltwater powered generators (SWG) used to recharge cellphones…to…suitcase sized SWGs that replace solar panels,

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Revenue
eNERGY, Inc. was incorporated in January 2024 is still pre-revenue

Expenses

The company's operating expenses include consulting and contractor expenses of $1,000, payroll and related expenses of $7,391, and research and development of $46,673 for a total of $55,064 operating expenses in 2024.

Historical results and cash flows:

The Company is currently in the pre-revenue stage. All expenses incurred to date have been covered by the issuers predecessor WiGL, Inc.

Liquidity and Capital Resources

All cash requirements to date have come from the founder. The company plans to raise additional capital via this offering, to execute its business plan.

For additional information regarding the issuers financials, please review exhibit a.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that**

supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. At the time of the filing this offering statement bars the person from:

1. Association with an entity regulated by such commission, authority, agency or officer?
2. Engaging in business of securities, insurance, or banking?
3. Engaging in savings association or credit union activities?

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by

Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

eNERGY, Inc. answers 'NO' to all of the above questions.

Other Material Information

In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Reviewed Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Articles of Incorporation: Exhibit D

Bylaws: Exhibit E

Exhibit A

Reviewed Financial Statements (See Attachment in Form C Filing)

Exhibit B

Offering Page (See Attachment in Form C Filing)

Exhibit C

Subscription Agreement (See Attachment to Form C Filing)

Exhibit D

Certificate of Incorporation (See Attachment in Form C Filing)

Exhibit E

Bylaws (See Attachment in Form C Filing)